UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Condensed Interim Consolidated Financial Statements as of and for the three months ended March 31, 2021 BBVA Group

P.1

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union. In the event of a discrepancy, the Spanish-language version prevails.

P.2

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union. In the event of a discrepancy, the Spanish-language version prevails.

P.3

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union. In the event of a discrepancy, the Spanish-language version prevails.

Condensed consolidated balance sheets as of March 31, 2021 and December 31, 2020

CONDENSED CONSOLIDATED BALANCE SHEETS (Millions of Euros)
	Notes	March 2021	December 2020 (*)
Cash, cash balances at central banks and other demand deposits	8	54,950	65,520
Financial assets held for trading	9	101,050	108,257
Non-trading financial assets mandatorily at fair value through profit or loss	10	5,488	5,198
Financial assets designated at fair value through profit or loss	11	1,110	1,117
Financial assets at fair value through other comprehensive income	12	72,771	69,440
Financial assets at amortized cost	13	363,754	367,668
Derivatives - hedge accounting		1,696	1,991
Fair value changes of the hedged items in portfolio hedges of interest rate risk		33	51
Joint ventures and associates	14	1,416	1,437
Insurance and reinsurance assets		294	306
Tangible assets	15	7,703	7,823
Intangible assets	16	2,297	2,345
Tax assets	17	16,385	16,526
Other assets	18	2,193	2,513
Non-current assets and disposal groups classified as held for sale	19	88,564	85,987
TOTAL ASSETS		719,705	736,176

LIABILITIES AND EQUITY (Millions of Euros)
	Notes	March 2021	December 2020 (*)
Financial liabilities held for trading	9	81,253	86,488
Financial liabilities designated at fair value through profit or loss	11	9,714	10,050
Financial liabilities at amortized cost	20	475,813	490,606
Derivatives - hedge accounting		2,524	2,318
Liabilities under insurance and reinsurance contracts	21	10,325	9,951
Provisions	22	5,971	6,141
Tax liabilities	17	2,202	2,355
Other liabilities	18	3,540	2,802
Liabilities included in disposal groups classified as held for sale	19	77,653	75,446
TOTAL LIABILITIES		668,994	686,156
SHAREHOLDERS’ FUNDS		60,033	58,904
Capital	24	3,267	3,267
Share premium		23,992	23,992
Other equity		31	42
Retained earnings	25	31,799	30,508
Other reserves	25	(231)	(164)
Less: treasury shares		(35)	(46)
Profit or loss attributable to owners of the parent		1,210	1,305
Less: Interim dividends		-	-
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	26	(14,718)	(14,356)
MINORITY INTERESTS (NON-CONTROLLING INTERESTS)	27	5,396	5,471
TOTAL EQUITY		50,711	50,020
TOTAL EQUITY AND TOTAL LIABILITIES		719,705	736,176

MEMORANDUM ITEM (OFF-BALANCE SHEET EXPOSURES) (Millions of Euros)
	Notes	March 2021	December 2020 (*)
Loan commitments given	28	135,927	132,584
Financial guarantees given	28	11,146	10,665
Other commitments given	28	35,896	36,190

(*)	Presented solely and exclusively for comparison purposes (see Note 1.3).

The accompanying Notes and Appendix are an integral part of the condensed interim consolidated financial statements as of and for the three-month period between January 1 and March 31, 2021.

P.4

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union. In the event of a discrepancy, the Spanish-language version prevails.

Condensed consolidated income statements for the corresponding three-month period between January 1 and March 31, 2021 and 2020

CONDENSED CONSOLIDATED INCOME STATEMENTS (Millions of Euros)
	Notes	March 2021	March 2020 (*)
Interest and other income	29	5,483	6,425
Interest expense	29	(2,033)	(2,402)
NET INTEREST INCOME		3,451	4,024
Dividend income	30	6	5
Share of profit or loss of entities accounted for using the equity method		(6)	(8)
Fee and commission income	31	1,609	1,668
Fee and commission expense	31	(476)	(544)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	32	122	64
Gains (losses) on financial assets and liabilities held for trading, net	32	114	(39)
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	32	120	16
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	32	153	236
Gains (losses) from hedge accounting, net	32	(25)	16
Exchange differences, net	32	99	252
Other operating income	33	142	133
Other operating expense	33	(388)	(351)
Income from insurance and reinsurance contracts	34	757	782
Expense from insurance and reinsurance contracts	34	(522)	(475)
GROSS INCOME		5,155	5,778
Administration costs	35	(1,996)	(2,132)
Depreciation and amortization	36	(309)	(345)
Provisions or reversal of provisions	37	(151)	(300)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	38	(923)	(2,164)
NET OPERATING INCOME		1,776	837
Impairment or reversal of impairment of investments in joint ventures and associates		-	1
Impairment or reversal of impairment on non-financial assets	39	-	(22)
Gains (losses) on derecognition of non-financial assets and subsidiaries, net		1	1
Negative goodwill recognized in profit or loss		-	-
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	40	(18)	(9)
PROFIT (LOSS) BEFORE TAX FROM CONTINUING OPERATIONS		1,759	807
Tax expense or income related to profit or loss from continuing operations		(489)	(204)
PROFIT (LOSS) AFTER TAX FROM CONTINUING OPERATIONS		1,270	603
Profit (loss) after tax from discontinued operations	19	177	(2,224)
PROFIT (LOSS) OF THE PERIOD		1,447	(1,621)
ATTRIBUTABLE TO MINORITY INTEREST (NON-CONTROLLING INTEREST)	27	237	172
ATTRIBUTABLE TO OWNERS OF THE PARENT		1,210	(1,792)

		March 2021	March 2020 (*)

EARNINGS (LOSSES) PER SHARE (Euros)		0.17	(0.29)
Basic earnings (losses) per share from continued operations		0.14	0.05
Diluted earnings (losses) per share from continued operations		0.14	0.05
Basic earnings (losses) per share from discontinued operations		0.03	(0.33)
Diluted earnings (losses) per share from discontinued operations		0.03	(0.33)

(*)	Presented solely and exclusively for comparison purposes (see Note 1.3).

The accompanying Notes and Appendix are an integral part of the condensed interim consolidated financial statements as of and for the three-month period between January 1 and March 31, 2021.

P.5

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union. In the event of a discrepancy, the Spanish-language version prevails.

Consolidated statements of recognized income and expense for the corresponding three-month period between January 1 and March 31, 2021 and 2020.

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE (Millions of Euros)
	March 2021	March 2020 (*)
PROFIT RECOGNIZED IN INCOME STATEMENT	1,447	(1,621)
OTHER RECOGNIZED INCOME (EXPENSE)	(593)	(2,925)
ITEMS NOT SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	151	(345)
Actuarial gains (losses) from defined benefit pension plans	(9)	181
Non-current assets and disposal groups held for sale	(6)	-

Share of other recognized income and expense of entities accounted for using the equity method	-	-

Fair value changes of equity instruments measured at fair value through other comprehensive income, net	159	(614)

Gains (losses) from hedge accounting of equity instruments at fair value through other comprehensive income, net	-	-
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk	3	161
Income tax related to items not subject to reclassification to income statement	4	(73)
ITEMS SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	(744)	(2,580)
Hedge of net investments in foreign operations (effective portion)	(40)	620
Valuation gains (losses) taken to equity	(40)	620
Transferred to profit or loss	-	-
Other reclassifications	-	-
Foreign currency translation	(234)	(3,373)
Translation gains (losses) taken to equity	(234)	(3,374)
Transferred to profit or loss	-	1
Other reclassifications	-	-
Cash flow hedges (effective portion)	(392)	378
Valuation gains (losses) taken to equity	(392)	378
Transferred to profit or loss	-	-
Transferred to initial carrying amount of hedged items	-	-
Other reclassifications	-	-
Debt securities at fair value through other comprehensive income	(678)	(952)
Valuation gains (losses) taken to equity	(592)	(896)
Transferred to profit or loss	(87)	(57)
Other reclassifications	-	-
Non-current assets and disposal groups held for sale	417	703
Valuation gains (losses) taken to equity	373	703
Transferred to profit or loss	44	-
Other reclassifications	-	-
Entities accounted for using the equity method	4	(11)
Income tax relating to items subject to reclassification to income statements	178	56
TOTAL RECOGNIZED INCOME/EXPENSE	853	(4,546)
Attributable to minority interest (non-controlling interests)	5	(175)
ATTRIBUTABLE TO THE PARENT COMPANY	848	(4,371)

(*)	Presented solely and exclusively for comparison purposes (see Note 1.3).

The accompanying Notes and Appendix are an integral part of the condensed interim consolidated financial statements as of and for the three-month period between January 1 and March 31, 2021.

P.6

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union. In the event of a discrepancy, the Spanish-language version prevails.

Consolidated statements of changes in equity for the three-month period between January 1 and March 31, 2021 and 2020

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Millions of Euros)

	Capital (Note 24)	Share Premium	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 25)	Revaluation reserves (Note 25)	Other reserves (Note 25)	Treasury shares	Profit or loss attributable to owners of the parent	Interim dividends	Accumulated other comprehensive income (Note 26)	Non-controlling interest		Total
March 2021												Accumulated other comprehensive income (Note 27)	Other (Note 27)
Balances as of January 1, 2021 (*)	3,267	23,992	-	42	30,508	-	(164)	(46)	1,305	-	(14,356)	(6,949)	12,421	50,020
Total income/expense recognized	-	-	-	-	-	-	-	-	1,210	-	(361)	(232)	237	853
Other changes in equity	-	-	-	(12)	1,292	-	(67)	11	(1,305)	-	(1)	-	(80)	(162)
Issuances of common shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuances of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Period or maturity of other issued equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of debt on equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Common Stock reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-	-	-	-	-	-	-	-	-	-	-	(83)	(83)
Purchase of treasury shares	-	-	-	-	-	-	-	(159)	-	-	-	-	-	(159)
Sale or cancellation of treasury shares	-	-	-	-	16	-	-	170	-	-	-	-	-	186
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfers between total equity entries	-	-	-	-	1,373	-	(67)	-	(1,305)	-	(1)	-	-	-
Increase/Reduction of equity due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Share based payments	-	-	-	(16)	-	-	-	-	-	-	-	-	-	(16)
Other increases or (-) decreases in equity	-	-	-	4	(97)	-	-	-	-	-	-	-	3	(90)
Balances as of March 31, 2021	3,267	23,992	-	31	31,799	-	(231)	(35)	1,210	-	(14,718)	(7,181)	12,577	50,711

(*)	Balances as of December 31, 2020 as originally reported in the consolidated Financial Statements for the year 2020.

The accompanying Notes and Appendix are an integral part of the condensed interim consolidated financial statements as of and for the three-month period between January 1 and March 31, 2021.

P.7

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union. In the event of a discrepancy, the Spanish-language version prevails.

Consolidated statements of changes in equity for the three-month period between January 1 and March 31, 2021 and 2020 (continued)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Millions of Euros)
	Capital (Note 24)	Share Premium	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 25)	Revaluation reserves (Note 25)	Other reserves (Note 25)	Treasury shares	Profit or loss attributable to owners of the parent	Interim dividends	Accumulated other comprehensive income (Note 26)	Non-controlling interest		Total
March 2020 (*)												Accumulated other comprehensive income (Note 27)	Other (Note 27)
Balances as of January 1, 2020 (**)	3,267	23,992	-	56	26,402	-	(125)	(62)	3,512	(1,084)	(7,235)	(3,526)	9,727	54,925
Effect of changes in accounting policies (see Note 1.3)	-	-	-	-	2,985	-	6	-	-	-	(2,992)	(2,045)	2,045	-
Adjusted initial balance	3,267	23,992	-	56	29,388	-	(119)	(62)	3,512	(1,084)	(10,226)	(5,572)	11,773	54,925
Total income/expense recognized	-	-	-	-	-	-	-	-	(1,792)	-	(2,579)	(347)	172	(4,546)
Other changes in equity	-	-	-	(15)	1,287	-	(38)	26	(3,512)	1,084	-	-	(37)	(1,206)
Issuances of common shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuances of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Period or maturity of other issued equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of debt on equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Common Stock reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-	-	-	(1,063)	-	(3)	-	-	-	-	-	(37)	(1,102)
Purchase of treasury shares	-	-	-	-	-	-	-	(331)	-	-	-	-	-	(331)
Sale or cancellation of treasury shares	-	-	-	-	(1)	-	-	357	-	-	-	-	-	356
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfers between total equity entries	-	-	-	-	2,462	-	(34)	-	(3,512)	1,084	-	-	-	-
Increase or (-) reduction of equity due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Share based payments	-	-	-	(19)	-	-	-	-	-	-	-	-	-	(19)
Other increases or (-) decreases in equity	-	-	-	4	(111)	-	(2)	-	-	-	-	-	-	(109)
Balances as of March 31, 2020	3,267	23,992	-	41	30,675	-	(158)	(36)	(1,792)	-	(12,805)	(5,918)	11,907	49,174

(*)	Presented solely and exclusively for comparison purposes (see Note 1.3).

(**)	Balances as of December 31, 2019 as originally reported in the consolidated Financial Statements for the year 2019.

The accompanying Notes and Appendix are an integral part of the condensed interim consolidated financial statements as of and for the three-month period between January 1 and March 31, 2021.

P.8

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union. In the event of a discrepancy, the Spanish-language version prevails.

Condensed consolidated statements of cash flows for the three-month period between January 1 and March 31, 2021 and 2020

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Millions of Euros)
		March 2021	March 2020 (*)
CASH FLOW FROM OPERATING ACTIVITIES (1)		(8,970)	9,206
Profit for the period		1,447	(1,621)
Adjustments to obtain the cash flow from operating activities		1,991	5,744
Depreciation and amortization		309	345
Other adjustments		1,682	5,399
Net increase/decrease in operating assets/liabilities		(12,101)	5,915
Financial assets/liabilities held for trading		2,025	(1,222)
Non-trading financial assets mandatorily at fair value through profit or loss		(278)	(809)
Other financial assets/liabilities designated at fair value through profit or loss		(484)	39
Available-for-sale financial assets		(3,659)	(3,494)
Loans and receivables / Financial liabilities at amortized cost		(10,789)	12,324
Other operating assets/liabilities		1,084	(923)
Collection/Payments for income tax		(306)	(832)
CASH FLOWS FROM INVESTING ACTIVITIES (2)		94	(101)
Tangible assets		(5)	(29)
Intangible assets		(118)	(109)
Investments in joint ventures and associates		14	24
Subsidiaries and other business units		3	-
Non-current assets/liabilities held for sale		200	9
Other settlements/collections related to investing activities		-	6
CASH FLOWS FROM FINANCING ACTIVITIES (3)		(1,147)	(1,774)
Dividends		-	(1,065)
Subordinated liabilities		(968)	(563)
Common stock amortization/increase		-	-
Treasury stock acquisition/disposal		27	25
Other items relating to financing activities		(207)	(170)
EFFECT OF EXCHANGE RATE CHANGES (4)		443	(2,090)
NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (1+2+3+4)		(9,580)	5,241
CASH OR CASH EQUIVALENTS AT BEGINNING OF THE PERIOD		76,888	44,303
CASH OR CASH EQUIVALENTS AT END OF THE PERIOD INCLUDING COMPANIES HELD FOR SALE IN THE USA		67,308	49,544

COMPONENTS OF CASH AND EQUIVALENT AT END OF THE PERIOD (Millions of Euros)
	Notes	March 2021	March 2020 (*)
Cash on hand	8	5,970	5,934
Cash balances at central banks	8	44,549	39,117
Other demand deposits	8	4,431	4,492
Less: Bank overdraft refundable on demand		-	-
TOTAL CASH AND CASH EQUIVALENTS AT END OF THE PERIOD		54,950	49,544
TOTAL CASH AND CASH EQUIVALENTS CLASSIFIED AS NON-CURRENT ASSETS AND DISPOSABLE GROUPS CLASSIFIED AS HELD FOR SALE IN THE UNITED STATES	19	12,358	-

(*)	Presented solely and exclusively for comparison purposes (see Note 1.3).

The accompanying Notes and Appendix are an integral part of the condensed interim consolidated financial statements as of and for the three-month period between January 1 and March 31, 2021.

P.9

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union. In the event of a discrepancy, the Spanish-language version prevails.

Notes to the condensed interim consolidated financial statements as of and for the corresponding three-month period between January 1 and March 31, 2021 and 2020

1.        Introduction, basis for the presentation of the condensed interim consolidated financial statements and other information

1.1	Introduction

Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter “the Bank” or “BBVA”) is a private-law entity subject to the laws and regulations governing banking entities operating in Spain. It carries out its activity through branches and agencies across the country and abroad.

The Bylaws and other public information are available for inspection at the Bank’s registered address (Plaza San Nicolás, 4, Bilbao) as noted on its web site (www.bbva.com).

In addition to the activities it carries out directly, the Bank heads a group of subsidiaries, joint ventures and associates which perform a wide range of activities and which together with the Bank constitute the Banco Bilbao Vizcaya Argentaria Group (hereinafter, “the Group” or “the BBVA Group”). In addition to its own separate financial statements, the Bank is required to prepare consolidated financial statements comprising all consolidated subsidiaries of the Group.

The consolidated Financial Statements of the BBVA Group for the year ended December 31, 2020 were approved by the shareholders at the Annual General Meeting (“AGM”) on April 20, 2021.

1.2	Basis for the presentation of the condensed interim consolidated financial statements

The BBVA Group’s condensed interim consolidated financial statements (hereinafter, the “consolidated Financial Statements”) as of and for the corresponding three-month period between January 1 and March 31, 2021 are presented in accordance with the International Accounting Standard “Interim Financial Reporting” (“IAS 34”) and have been approved by the Board of Directors at its meeting held on April 29, 2021. In accordance with IAS 34, the interim financial information is prepared solely for the purpose of updating the last annual consolidated Financial Statements, focusing on new activities, events and circumstances that occurred during the period without duplicating the information previously published in those consolidated Financial Statements.

Therefore, the accompanying consolidated Financial Statements do not include all information required by a complete set of consolidated Financial Statements prepared in accordance with International Financial Reporting Standards endorsed by the European Union (hereinafter, “EU-IFRS”), consequently for an appropriate understanding of the information included in them, they should be read together with the consolidated Financial Statements of the Group as of and for the year ended December 31, 2020.

The aforementioned annual consolidated Financial Statements were prepared in accordance with the EU-IFRS applicable as of December 31, 2020, considering the Bank of Spain Circular 4/2017, and with any other legislation governing financial reporting which is applicable and with the format and mark-up requirements established in the EU Delegated Regulation 2019/815 of the European Commission.

The accompanying consolidated Financial Statements were prepared applying principles of consolidation, accounting policies and valuation criteria, which, as described in Note 2, are the same as those applied in the consolidated Financial Statements of the Group as of and for the year ended December 31, 2020, taking into consideration the new Standards and Interpretations that became effective from January 1, 2021 (see Note 2.1), so that they present fairly the Group’s consolidated equity and financial position as of March 31, 2021, together with the consolidated results of its operations and the consolidated cash flows generated by the Group during the three-month period ended March 31, 2020.

The consolidated Financial Statements and explanatory notes were prepared on the basis of the accounting records kept by the Bank and each of the other entities in the Group. They include the adjustments and reclassifications required to harmonize the accounting policies and valuation criteria used by the entities in the Group.

All effective accounting standards and valuation criteria with a significant effect in the consolidated Financial Statements were applied in their preparation.

The amounts reflected in the accompanying consolidated Financial Statements are presented in millions of euros, unless it is more appropriate to use smaller units. Therefore, some items that appear without a balance in these consolidated Financial Statements are due to how the units are expressed. Also, in presenting amounts in millions of euros, the accounting balances have been rounded up or down. It is therefore possible that the totals appearing in some tables are not the exact arithmetical sum of their component figures.

The percentage changes in amounts have been calculated using figures expressed in thousands of euros.

P.10

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union. In the event of a discrepancy, the Spanish-language version prevails.

When determining the information to disclose about various items of the consolidated financial statements, the Group, in accordance with IAS 34, has taken into account their materiality in relation to the consolidated financial statements.

1.3	Comparative information

The information included in the accompanying consolidated Financial Statements and the explanatory notes relating to December 31, and March 31, 2020, is presented for the purpose of comparison with the information for March 31, 2021.

Agreement for the sale of BBVA’s U.S. subsidiary to PNC Financial Service Group

As mentioned in Note 3, in 2020 BBVA reached an agreement to sell its entire stake in BBVA USA Bancshares, Inc., which in turn owns all the capital stock of the bank, BBVA USA, as well as other companies of the BBVA Group in the United States with activities related to this banking business. As required by IFRS 5 “Non-current assets held for sale and discontinued operations”, the balances of assets and liabilities corresponding to such companies for sale have been reclassified from their corresponding accounting headings to the headings “Non-current assets and disposal groups classified as held for sale” and “Liabilities included in disposal groups classified as held for sale” respectively, from the condensed consolidated balance sheet as of March 31, 2021. Similarly, as required by the aforementioned IFRS 5, the results generated by these companies for the first three months of 2021 are presented in the heading “Profit (loss) after taxes from discontinued operations” of the condensed consolidated income statement for such year, and in the heading “Non-current assets and disposal groups classified as held for sale” of the condensed consolidated statements of recognized income and expense for such year. Additionally, the results corresponding to the first three months of 2020 have been reclassified, to facilitate the comparison between years, to that same section of the respective condensed consolidated income statements and condensed consolidated statements of recognized income and expense for that period. Finally, in the condensed consolidated statements of cash flows, the balances corresponding to cash and cash equivalents have been reclassified to the heading “Total cash and cash equivalents classified as non-current assets and disposal groups classified as held for sale” as of March 31, 2021 and 2020.

Note 19 includes the condensed consolidated balance sheets as of March 31, 2021 and December 31, 2020, the condensed consolidated income statements and the condensed consolidated cash flow statements of the companies for sale in the United States as of and for the first three months of 2021 and 2020.

1.4	Management and impacts of the COVID-19 pandemic

The appearance of the Coronavirus COVID-19 in China and its global expansion to a large number of countries, led the viral outbreak to be classified as a global pandemic by the World Health Organization since last March 11, 2020. The pandemic has affected and continues to adversely affect the world economy and economic activity and conditions in the countries in which the Group operates, leading many of them to economic recession. The governments of the different countries in which the Group operates have adopted different measures that have conditioned the evolution (see Note 6.2).

In this pandemic situation, BBVA has focused its attention on ensuring the continuity of the business operational security as a priority and monitoring the impacts on the business and on the risks of the Group (such as the impacts on results, capital or liquidity). Additionally, BBVA adopted from the beginning a series of measures to support its main interest groups. In this sense, the purpose and the Group’s long-term strategic priorities remain the same and are even reinforced, with a commitment to technology and data-driven decision-making.

With the aim of mitigating the impact of COVID-19, various European and International bodies have made pronouncements aimed at allowing greater flexibility in the implementation of the accounting and prudential frameworks. The BBVA Group has taken these pronouncements into consideration when preparing these consolidated financial statements (see Note 6.1)

The main impacts of COVID-19 pandemic in the BBVA Group’s consolidated Financial Statements are detailed in the following explanatory notes:

Note 1.5 includes information on the consideration of the COVID-19 pandemic in the estimates made.

Note 4 mentions the amendment of the Group’s shareholder remuneration policy, in accordance with the recommendation issued by the European Central Bank, which no longer pays any amount as a dividend for the financial year 2020 until as long as the uncertainties generated by the pandemic remain.

Note 6.1 details the main risks associated with the pandemic as well as the impacts that have occurred both in the activity and in the consolidated financial statements for the first three months of 2021.

Note 6.2 includes information related to the initiatives carried out by the Group to help the most affected clients, jointly with the corresponding governments. Likewise, it contains, among others, information with regard to the number of operations and the amount corresponding to payment deferrals’ measures, both public and private, granted by the Group worldwide.

P.11

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union. In the event of a discrepancy, the Spanish-language version prevails.

1.5	Responsibility for the information and for the estimates made

The information contained in the BBVA Group’s consolidated Financial Statements is the responsibility of the Group’s Directors.

Estimates were required to be made at times when preparing these consolidated Financial Statements in order to calculate the recorded or disclosed amount of some assets, liabilities, income, expense and commitments. These estimates relate mainly to the following:

Loss allowances on certain financial assets (see Notes 6, 12 and 13).

The assumptions used to quantify certain provisions (see Notes 21 and 22) and for the actuarial calculation of post-employment benefit liabilities and other commitments (see Note 23).

The useful life and impairment losses of tangible and intangible assets (see Notes 15, 16 and 19).

The valuation of goodwill and price allocation of business combinations (see Note 16).

The fair value of certain unlisted financial assets and liabilities (see Note 7).

The recoverability of deferred tax assets (see Note 17).

As mentioned before, on March 11, 2020, COVID-19 was declared as a global pandemic by the World Health Organization (see Note 1.4). The great uncertainty associated to the unprecedented nature of this pandemic entails a greater complexity of developing reliable estimations and applying judgment.

Therefore, these estimates have been made on the basis of the best available information on the matters analyzed, as of March 31, 2021. However, it is possible that events may take place in the future which could make it necessary to amend these estimations (upward or downward), which would be carried out prospectively, recognizing the effects of the change in estimation in the corresponding consolidated income statement.

During the three-month period ended on March 31, 2021 there have been no significant changes in the estimates made at the end of the 2020 financial year, other than those indicated in these consolidated Financial Statements.

1.6	Related-party transactions

The information related to these transactions is presented in Note 53 of the consolidated financial statements of the Group for the year ended December 31, 2020.

As financial institutions, BBVA and other entities in the Group engage in transactions with related parties in the regular course of their business. None of these transactions are considered significant and the transactions are carried out under normal market conditions.

1.7	Separate interim financial statements

The separate financial statements of the parent company of the Group (Banco Bilbao Vizcaya Argentaria, S.A.) are prepared under Spanish regulations (Circular 4/2017 of the Bank of Spain, as amended thereafter, and following other regulatory requirements of financial information applicable to it).

Appendix I shows the condensed interim financial statements of Banco Bilbao Vizcaya Argentaria, S.A. as of and for the three-month period ended March 31, 2021.

P.12

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union. In the event of a discrepancy, the Spanish-language version prevails.

2.        Principles of consolidation, accounting policies, measurement bases applied and recent IFRS pronouncements and interpretations

The accounting policies and methods applied for the preparation of the accompanying consolidated Financial Statements do not differ significantly to those applied in the consolidated Financial Statements of the Group for the year ended December 31, 2020 (Note 2), except for the entry into force of new standards and interpretations in the year 2021.

2.1	Standards and interpretations that became effective in the first three months of 2021

In addition to the mentioned in Note 1.3, the following amendments to the IFRS standards or their interpretations (hereinafter “IFRIC”) became effective on or after January 1, 2021:

IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 - Modifications - IBOR reform

On August 27, 2020, the IASB issued the second phase of the IBOR reform that involves the introduction of amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16, to ensure that the financial statements reflect the economic effects of the IBOR reform.

These modifications focus on accounting for financial instruments, once a new risk-free benchmark has been introduced (Risk Free Rate, hereinafter “RFR”). The modifications introduce the accounting relief for changes in the cash flows of financial instruments directly caused by the IBOR reform if they take place in a context of “economic equivalence”, by updating the effective interest rate of the instrument. Additionally, it introduces a series of reliefs to the hedging requirements so as not to have to interrupt certain hedging relationships when the new benchmark is introduced. However, similar to the Phase 1 amendments (which entered into force in 2020), the Phase 2 amendments do not provide for exceptions to the measurement requirements applicable to hedged items and hedging instruments in accordance with IFRS 9 or IAS 39. Thus, once the new benchmark has been implemented, the hedged items and hedging instruments must be measured according to the new index, and the possible ineffectiveness that may exist in the hedge will be recognized in profit or loss.

The IBOR transition is considered to be a complex initiative, which affects BBVA Group in different geographical areas and business lines, as well as in a multitude of products, systems and processes. The main risks to which the Group is exposed due to the transition are; (1) risk of litigation related to the products and services offered by the Group; (2) legal risks derived from changes in the documentation required for existing operations; (3) financial and accounting risks, derived from market risk models and from the measurement, hedging, cancellation and recognition of the financial instruments associated with the benchmark indices; (4) price risk, derived from how changes in the indices could impact the pricing mechanisms of certain instruments; (5) operational risks, as the reform may require changes to the Group’s IT systems, business reporting infrastructure, operational processes and controls, and (6) behavioral risks derived from the potential impact of customer communications during the transition period, which could lead to customer complaints, regulatory penalties or reputational impact.

BBVA Group has a significant number of financial assets and liabilities referenced to IBOR rates, especially Euribor, which are used, among others, in loans, deposits, debt issuances and financial derivatives. Furthermore, although the exposure to Eonia is lower in the banking book, this benchmark interest rate is used in financial derivatives in the trading book, as well as in the collateral agreements, and most are booked in Spain. In the case of LIBOR, the USD is the most relevant currency for both cash products and financial derivatives in the banking book and the trading book. Other LIBOR currencies (CHF, GBP and JPY) have a much lower exposure.

Therefore, BBVA Group has established an IBOR transition program, provided with a robust governance structure by means of an Executive Steering Committee, with representation from senior management of the affected areas, which reports directly to the Group’s Global Leadership Team. At the local level, each geography has defined a local governance structure with the participation of senior management. The coordination between geographies is realized through the Project Management Office (PMO) and the Global Working Groups that incorporate a multi-geographic and transversal view on the areas of Legal, Risk, Regulatory, Engineering, Finance and Accounting. The project also involves both Corporate Assurance of the different geographies and business lines and Global Corporate Assurance of the Group.

The IBOR transition project within BBVA Group takes into account the different approaches and timings of transition to the new RFRs when evaluating different risks associated with de reform, as well as defining the lines of action to mitigate them. BBVA is aligned with the Good Practices issued by the ECB that outline how banks can better structure their governance, identify related risks and create contingent action plans and documentation in relation to the transition of reference rates.

A relevant aspect of this transition is its impact on contracts referenced to LIBOR and Eonia maturing after December 31, 2021 (when most indices disappeared) and June 30, 2023 (in the case of dollar LIBOR except 1-week and 2-month). In this regard, in the case of the Eonia, BBVA is carrying out the novation of the contracts maturing after 2021 (it should be noted that these exposures are immaterial in the Group and mostly against clearing houses) and has already begun, proactively, the renegotiation of collateral contracts to adapt them to the operations against clearing houses already migrated last July. The Group already has new fallbacks in place which incorporate the €STR as a replacement rate, as well as language to incorporate this benchmark as the main reference rate in new contracts. In the case of LIBOR, BBVA Group has identified the stock of contracts maturing after December 31, 2021 and June 30, 2023 (in the case of dollar LIBOR except 1-week and 2-month) and is working on the implementation of tools/systems that will allow the stock to be migrated to solutions such as those proposed by ISDA (Group entities are already adhered to the ISDA protocol) or in bilateral negotiations. Likewise, BBVA Group continues to work on adapting all its systems and processes to deal with alternative Risk Free Rates, such

P.13

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union. In the event of a discrepancy, the Spanish-language version prevails.

as SOFR and SONIA. In this sense, BBVA is already operating in both derivative products and loans with Risk Free Rates indices. On the other hand, the non-issuance of new contracts with LIBOR rates with expiration beyond 2021 is promoted.

In the case of EURIBOR, the European authorities have encouraged amendments of its methodology so that it complies with the requirements of the European Regulation on Benchmarks. BBVA actively participates in various working groups, including the EURO RFR WG which works specifically, amongst others, on the definition of fallbacks in contracts, in anticipation of an option to change the index in the future.

Additionally, a large communication and training campaign is being carried out both for the Group’s internal staff and for clients, in order to have a good understanding and understanding of the project.

Amendments to IFRS 4 Insurance Contracts

The amendment to IFRS 4 includes a deferral in the temporary exception option regarding the application of IFRS 9 for entities whose business model is predominantly an insurance model until January 1, 2023, aligning it with the entry into force of the IFRS 17 Insurance Contracts rule. This amendment entered into force on January 1, 2021, although it has had no impact on the Group since the Bank does not take the option.

2.2	Standards and interpretations issued but not yet effective as of March 31, 2021

At the date of preparation of these consolidated Financial Statements, new International Financial Reporting Standards and Interpretations thereof had been published that were not mandatory as of March 31, 2021. Although in some cases the International Accounting Standards Board (“IASB”) allows early adoption before their effective date, the BBVA Group has not proceeded with this option for any such new standards.

IFRS 17 – Insurance Contracts

IFRS 17 establishes the principles for account insurance contracts. This new standard supersedes IFRS 4, by introducing deep changes in the accounting of insurance contracts with the aim of achieving greater homogeneity and increasing comparability between entities.

Unlike IFRS 4, the new standard establishes minimum requirements for grouping insurance contracts for the purposes of their recognition and measurement, determining the units of account by considering three levels: portfolios (contracts subject to similar risks and managed together), annual cohorts and their possibility of becoming onerous.

Regarding the measurement model, the new standard contemplates several methods, being the General Model (Building Block Approach) the method that will be applied by default for the valuation of insurance contracts, unless the conditions are given to apply any of the two other methods: the Variable Fee Approach, and the Simplified Model (Premium Allocation Approach). With the implementation of IFRS 17, the valuation of insurance contracts will be based on a model that will use updated assumptions at each balance sheet date.

The General Model requires entities to value insurance contracts for the total of:

•

fulfilment cash flows, which comprise the estimation of future cash flows discounted to reflect the time value of money, the financial risk associated with future cash flows, and a risk adjustment for non-financial risk;

•

and the contractual service margin, which represents the expected unearned benefit from the insurance contracts, which will be recognized in the entity’s income statement as the service is provided in the future, instead of being recognized at the time of the estimation.

The amounts recognized in the income statement shall be classified into insurance revenue, insurance service expenses and insurance finance income or expenses. Insurance revenue and insurance service expenses shall exclude any investment components. Insurance revenue shall be recognized over the period the entity provides insurance coverage.

An entity shall apply IFRS 17 for annual reporting periods beginning on or after January 1, 2023 (with at least one year comparative information); however, the endorsement by the European Commission is still pending.

Since 2019, the Group maintains a project to implement IFRS 17 in order to harmonize the criteria in the Group and with the participation of all involved areas and countries.

Amendments to IAS 1 “Presentation of financial statements” and IAS 8 “Accounting policies, changes in accounting estimates and errors

In February 2020 the IASB issued several amendments to different IAS with the aim of improving the quality of the disclosures in relation to the accounting policies applied by the entities with the ultimate aim of providing useful and material information in the Financial Statements. With respect to the modification introduced by the IASB on the definition of “Materiality” included in IAS 1 and IAS 8, the purpose followed by the regulator is to clarify what is considered material for inclusion in the financial statements. The new definition of materiality is as follows: “Information is material if its

P.14

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union. In the event of a discrepancy, the Spanish-language version prevails.

omission, inaccuracy or concealment could reasonably be expected to influence the decisions that the main users of financial information make based on the financial statements” This new definition of materiality, incorporates the reference to the concealment of information which equates to the omission or inappropriate expression of financial information. Likewise, the amendments introduce clarifications to distinguish between accounting estimate and accounting policy.

These modifications will come into effect on January 1, 2023, although no significant impact is expected on BBVA’s Financial Statements.

3.	BBVA Group

The BBVA Group is an international diversified financial group with a significant presence in retail banking, wholesale banking and asset management. The Group also operates in the insurance sector.

The following information is detailed in the Appendices to the consolidated Financial Statements of the Group for the year ended December 31, 2020:

Appendix I shows relevant information related to the consolidated subsidiaries and structured entities.

Appendix II shows relevant information related to investments in subsidiaries, joint ventures and associates accounted for using the equity method.

Appendix III shows the main changes and notification of investments and divestments in the BBVA Group.

Appendix IV shows fully consolidated subsidiaries with more than 10% owned by non-Group shareholders.

The BBVA Group’s activities are mainly located in Spain, Mexico, South America, and Turkey, with an active presence in other areas of Europe and Asia (see Note 5).

Significant transactions in the first three months of 2021

Divestitures

Sale of the BBVA Group’s stake in Paraguay

On January 22, 2021 and once the mandatory authorizations were obtained, BBVA completed the sale of its direct and indirect shareholding of 100% of the capital stock of Banco Bilbao Vizcaya Argentaria Paraguay, S.A. (“BBVA Paraguay”) in favor of Banco GNB Paraguay S.A., a subsidiary of the Gilinski Group. The total amount received by BBVA amounts to approximately 250 million US dollars (approximately 210 million euros). The operation has generated a capital loss net of taxes of approximately 9 million euros. Likewise, this operation has a positive impact on the Common Equity Tier 1 (“fully loaded”) of the BBVA Group of approximately 6 basis points, which is reflected in the capital base of the BBVA Group in the first three months of 2021.

Significant transactions in 2020

Divestitures

Agreement for the sale of BBVA’s U.S. subsidiary to PNC Financial Service Group

On November 15, 2020, BBVA reached an agreement with PNC Financial Services Group, Inc. for the sale of 100% of the capital stock of its subsidiary BBVA USA Bancshares, Inc., which in turn owns all the capital stock of the bank, BBVA USA, as well as other companies of the BBVA Group in the United States with activities related to this banking business.

The agreement reached does not include the sale of the institutional business of the BBVA Group developed through its broker-dealer BBVA Securities Inc. nor the participation in Propel Venture Partners US Fund I, L.P. which will be transferred by BBVA USA Bancshares Inc. to entities of the BBVA Group prior to the closing of the transaction. In addition, BBVA will continue to develop the wholesale business that it currently carries out through its branch in New York.

The price of the transaction amounts to approximately 11,600 million US dollars. The price will be fully paid in cash.

It is expected that the transaction will result in a positive impact on BBVA Group’s Common Equity Tier 1 ratio (fully loaded) of approximately 294 basis points and positive results (net of taxes) of approximately 580 million euros (calculated at an exchange rate 1.20 EUR /USD). During the year ended December 31, 2020, approximately 300 million euros has been recognized for the entities to be disposed of (corresponding to the results generated by the companies held for sale, from the signing of the operation to the end of the year, and which are included in the consolidated Financial Statements as of December 31, 2020), as well as an approximately positive impact of 9 basis points of Common Equity Tier I (fully loaded).

The closing of the transaction is subject to obtaining regulatory authorizations from the competent authorities. It is estimated that the closing of the transaction will take place in mid-2021.

P.15

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union. In the event of a discrepancy, the Spanish-language version prevails.

Note 19 includes the condensed consolidated balance sheets as of March 31, 2021 and December 31, 2020, the condensed consolidated income statements and the condensed consolidated cash flow statements of the companies for sale in the United States as of and for the first three months of 2021 and 2020.

Alliance bancassurance with Allianz, Compañía de Seguros y Reaseguros, S.A.

On April 27, 2020, BBVA reached an agreement with Allianz, Compañía de Seguros y Reaseguros, S.A. to create a bancassurance joint venture in order to develop the non-life insurance business in Spain, excluding the health insurance line of the business.

On December 14, 2020, once the required authorizations had been obtained, BBVA completed the operation and announced the transfer to Allianz, Compañía de Seguros y Reaseguros, S.A. of half plus one share of the company BBVA Allianz Seguros y Reaseguros, S.A., for which it received 274 million euros, without taking into account a variable part of the price (up to 100 million euros depending on certain objectives and planned milestones). This operation had a profit net of taxes of 304 million euros and a positive impact on the fully loaded CET1 of the BBVA Group of 7 basis points recorded in the consolidated Financial Statements as of December 31, 2020.

4.	Shareholder remuneration system

On December 15, 2020 the ECB issued recommendation ECB/2020/62, repealing recommendation ECB/2020/35 and recommending that significant credit institutions exercise extreme prudence when deciding on or paying out dividends or performing share buy-backs aimed at remunerating shareholders. Recommendation ECB/2020/62 circumscribes prudent distributions to the results for the years 2019 and 2020, excluding the distributions corresponding to the financial year 2021, until September 30, 2021, when the ECB will reassess the economic situation. BBVA’s intention is to reestablish its Group shareholder remuneration policy announced on February 1, 2017, once the recommendation ECB/2020/62 is repealed and there are no additional restrictions or limitations of application.

The Annual General Meeting of BBVA held on April 20, 2021, approved, under item 3 of the Agenda, the cash distribution in the amount of €0.059 gross per share against the share premium account as shareholder remuneration in relation to the Group’s result in the 2020 financial year for an amount equal to €0.059 (€0.0478 net of withholding tax) per BBVA share, paid to shareholders on April 29, 2021 (see Note 41).

5.	Operating segment reporting

Operating segment reporting represents a basic tool for monitoring and managing the different activities of the BBVA Group. In preparing the information by operating segment, the starting point is the lowest-level units, which are aggregated in accordance with the organizational structure determined by the Group’s Management to create higher-level units and, finally, the reportable operating segments themselves.

At the end of the three-month period between January 1 and March 31, 2021, the structure of the information by operating segments reported by the BBVA Group differs from that presented at the end of the 2020 financial year, mainly as a consequence of the exclusion of the United States as an operating segment, as a result of the sale agreement reached with PNC (see Note 3). The core of the business in the United States excluded from this agreement, together with those of the old segment “Rest of Eurasia” has become a new segment called “Rest of business”.

Due to the agreement reached to sell the entire stake of the Group in BBVA USA Bancshares, Inc., which in turn owns all the capital stock of the bank, BBVA USA, as well as other companies of the BBVA Group in the United States with activities related to this banking business, the balance sheet items of the companies for sale and the gains and losses generated by them have been classified in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations” (see Note 19).

The BBVA Group’s operating segments and the agreements reached are summarized below:

Spain

Includes mainly the banking and insurance business that the Group carries out in Spain, including the results of the new company that emerged from the bancassurance agreement reached with Allianz at the end of 2020 (see Note 3).

Mexico

Includes banking and insurance businesses in this country as well as the activity that BBVA Mexico carries out through its branch in Houston.

Turkey

Reports the activity of Garanti BBVA group that is mainly carried out in this country and, to a lesser extent, in Romania and the Netherlands.

South America

P.16

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union. In the event of a discrepancy, the Spanish-language version prevails.

It mainly includes the banking and insurance activity carried out in the region. The information for this operating segment includes BBVA Paraguay for data on results, activity, balance sheet and relevant management indicators for 2020; data which is not included for 2021 since the sale agreement was completed in January 2021 (see Note 3).

Rest of business

It mainly incorporates the wholesale activity carried out in Europe, excluding Spain, and the United States with regard to the New York branch, as well as the institutional business that the Group develops in the United States through its broker-dealer BBVA Securities Inc. It also incorporates the banking business developed through the five BBVA branches located in Asia.

Corporate Center performs centralized Group functions, including: the costs of the head offices with a corporate function, management of structural exchange rate positions; portfolios whose management is not linked to customer relationships, such as industrial holdings; certain tax assets and liabilities; funds for employee commitments; goodwill and other intangible assets, as well as the financing of such asset portfolios. It also includes the results of the participation in the venture capital fund Propel Venture Partners. Additionally, and until the mandatory authorizations are received and the sales agreement with PNC mentioned above is completed, the results obtained by the Group’s businesses in the United States included in such agreement are to be presented in a single line under the heading “Profit (loss) after tax from discontinued operations” in the income statement.

6.	Risk management

The principles and risk management policies, as well as tools and procedures established and implemented in the Group as of March 31, 2021 do not differ significantly from those included in Note 7 in the consolidated Financial Statements of the Group for the year ended December 31, 2020.

6.1	Risk associated with the coronavirus pandemic (COVID-19)

The COVID-19 (coronavirus) pandemic has affected and is expected to continue to adversely affect the world economy, having led many of the countries in which the Group operates to economic recession in 2020. This recession is expected to be followed by high but uneven activity growth across sectors and geographies in 2021. Among other challenges, the countries in which the Group operates have experienced widespread increases in unemployment levels and declines in production, while public debt has significantly increased due to the support and spending measures implemented by authorities. Furthermore, an increase in loan losses by both companies and individuals is expected, which has so far been slowed down by the impact of government and sector support measures, including bank payment deferrals and direct aid measures. In addition, volatility in the financial markets may continue, affecting exchange rates and the value of assets and investments, all of which has adversely affected the Group’s results in 2020 and is expected to continue to affect them in the future.

Furthermore, the Group has been and may continue to be affected by the specific measures or recommendations adopted by authorities in the banking sector, such as variations in reference interest rates, the relaxation of prudential requirements, the suspension of dividend payments, the deferral of monthly installments for certain loans and the implementation of credit lines with public guarantees, especially to companies and self-employed individuals, as well as any changes in financial assets purchase programs by the ECB. Although as of March 31, 2021, a large part of the payment deferrals granted due to the COVID-19 pandemic have already expired and, therefore, it has been possible to observe the payment behavior for many customers, there are still transactions in force that will first be largely payable before the end of the first semester of 2021. Hence, as of March 31, 2021, it is not possible to know the payment behavior for these customers since it cannot yet be assured that economic conditions will improve during that period.

Since the outbreak of the COVID-19 pandemic, the Group has experienced a decline in its activity. For instance, the granting of new loans to individuals has decreased since mobility restriction measures were approved in certain countries in which the Group operates. In addition, the Group faces various risks, such as a greater risk of impairment of the value of its assets (including financial instruments valued at fair value, which may undergo significant fluctuations) and of the securities held for liquidity reasons, a further increase in non-performing loans and risk-weighted assets, as well as a negative impact on the Group’s financing cost and its access to financing (especially in an environment where credit ratings are affected). As of March 31, 2021, 8% of the Group’s exposure is placed in the sectors identified as most vulnerable to the current environment, which are leisure, residential real estate, commercial real estate, non-food retailers and air transportation.

Additionally, in several of the countries in which the Group operates, including Spain, the Group has temporarily closed a significant number of its branches and reduced opening hours to the public, and the teams which provide central services have been working remotely. Despite the fact these measures have been partially reversed, it is unclear how long it will take before they can be fully reversed due to the persistence of the COVID-19 pandemic. Furthermore, the pandemic could adversely affect the business and operations of third parties that provide critical services to the Group and, in particular, the higher demand and/or the lower availability of certain resources could, in some cases, make it more difficult for the Group to maintain the required service levels. In addition, the widespread use of remote work has increased the risks related to cybersecurity, as the use of non-corporate networks has increased.

Therefore, the COVID-19 pandemic has had an adverse effect since its inception in March 2020 on the Group’s results and capital base.

6.2	Credit risk

P.17

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union. In the event of a discrepancy, the Spanish-language version prevails.

The banks are a key part of the solution to the COVID-19 crisis. Specifically, BBVA, has activated support initiatives with a focus on the most affected customers, regardless of whether they are companies, SMEs, self-employed workers or private individuals. The following are just some of those initiatives:

•

In Spain, support for SMEs, self-employed workers and companies through lines of credit and lines guaranteed by the Official Credit Institute (ICO, for its acronym in Spanish), extended until June 30, 2021, (loans with grace periods up to 24 months and 72 month period, 96 months for the credit account) and for individual customers extended until March 31, 2021 with grace periods on loans to affected individuals (up to 9 month in first mortgage and up to 6 months in consumer lending) and payment deferrals of 3 months for citizens in social rental housing under from the Social Housing Fund. Additionally, the publication of Royal Decree Law 5/2021, of March 12, on extraordinary measures to support business solvency in response to the COVID-19 pandemic, will mean the adoption of new support measures with public guarantees, for companies and self-employed workers. The Code of Good Practices is pending approval by the Government which subsequently will be voluntary by financial institutions.

•	In the United States, flexibility in the repayment of loans for small businesses and for consumer finance and has eliminated some fees and commissions for individual customers.

•

In Mexico, grace periods up to 4 months on various credit products, fixed payment plan to reduce monthly credit card charges and suspension of Point of Sale (POS) fees to support retailers with lower turnover, as well as different support plans aimed at each situation for larger business customers.

•	In Turkey, delay until May 31, 2021 of loan repayments, interests and amortizations without any penalty.

•

In South America, Argentina has provided micro-SMEs and SMEs access to credit facilities to purchase teleworking equipment, funding facilities for payroll payments and the possibility of refinancing the unpaid credit card balances in 9 instalments; Colombia has frozen the repayment of loans for up to six months for credits until June 30, 2021, and is offering financing with government guarantee for SMEs; and in Peru, several measures were approved to support the SMEs and customers with consumer loans or credit cards, including extending the payment term and reducing instalments by up to 40%.

The amount of payment deferrals and the financing granted with public guarantees given at a Group level, as well as the number of customers, as of March 31, 2021 and December 31, 2020 are as follows:

Amount of payment deferrals and financing with public guarantees as of March 31, 2021 and December 31, 2020 (Millions of Euros)
	Payment deferrals				Financing with public guarantees
	Existing	Completed	Total	Number of customers	Total	Number of customers	Total payment deferrals and guarantees	(%) credit investment
March 2021	5,446	21,860	27,306	2,763,853	16,648	255,785	43,954	12.9%
December 2020	6,536	21,868	28,405	2,779,964	16,053	249,458	44,458	12.9%

Amount of payment deferrals and financing with public guarantees by concept as of March 31, 2021 and December 31, 2020 (Millions of Euros)

	Payment deferrals						Financing with public guarantees
	Existing		Completed		Total

	March 2021	December 2020	March 2021	December 2020	March 2021	December 2020	March 2021	December 2020

Group	5,446	6,536	21,860	21,868	27,306	28,405	16,648	16,053

Customers	3,888	4,503	14,338	14,550	18,226	19,052	1,296	1,235

Of which: Mortgages	3,324	3,587	7,826	7,471	11,150	11,059	1	1

SMEs	713	1,023	4,640	4,743	5,353	5,766	10,898	10,573

Non-financial corporations	802	961	2,721	2,397	3,524	3,358	4,439	4,232

Other	42	50	161	179	203	229	15	13

P.18

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union. In the event of a discrepancy, the Spanish-language version prevails.

Amount of payment deferrals by stages as of March 31, 2021 and December 31, 2020 (Millions of Euros)

	Stage 1		Stage 2		Stage 3		Total

	March 2021	December 2020	March 2021	December 2020	March 2021	December 2020	March 2021	December 2020

Group	16,742	18,602	8,215	7,736	2,349	2,066	27,306	28,405

Customers	11,106	12,336	5,205	4,997	1,915	1,719	18,226	19,052

Of which: Mortgages	6,857	7,347	3,150	2,844	1,144	867	11,150	11,059

SMEs	3,617	4,147	1,393	1,327	344	292	5,353	5,766

Non-financial corporations	1,842	1,903	1,591	1,399	90	56	3,524	3,358

Other	178	216	26	13	-	-	203	229

The payment deferral measures for bank customers in the different countries in which the Group operates (such as those included in Royal Decree Law 11/2020, as well as in the CECA-AEB agreement to which BBVA has adhered in Spain) result in the temporary suspension, total or partial, of the contractual obligations with a deferral for a specific period of time.

Regarding the classification of exposures according to their credit risk, the Group has maintained a rigorous application of IFRS 9 when granting the payment deferrals and has reinforced the procedures for monitoring credit risk both throughout the life of the transactions and at their maturity. This means that the payment deferrals granting does not imply in itself an automatic trigger for a significant increase in risk and that the transactions subject to the payment deferrals are initially classified in the stage they had previously, unless, based on their risk profile, they should be classified in a worse stage. On the other hand, as evidence of payment has ceased to exist or has been reduced, the Group has introduced additional indicators or segmentations to identify the significant increase in credit risk that may have occurred in some transactions or a set of them and, where appropriate, they have been classified in Stage 2 or Stage 3. Furthermore, the indications provided by the European Banking Authority (EBA) have been taken into account to not consider forbearance the payment deferrals that meet a series of requirements. All this without prejudice to maintaining its consideration as a forbearance if it was previously qualified as such or classifying the exposure in the corresponding stage previously stated.

On the other hand, the accounting treatment of singular transactions, that is to say, not covered by the general frameworks described, as well as that of the payment deferrals that expire and may require additional support is in accordance with the updated evaluation of the customer’s credit quality and the characteristics of the solution granted.

Regarding public support for the loans’ lending, it does not affect the evaluation of the significant increase in risk since it is valued through the credit quality of the instrument. However, in estimating the expected loss, the existence of the guarantor implies a possible reduction in the level of provisions necessary since, for the hedged part, the loss that would be incurred in the foreclosure of the guarantee is taken into account.

The public guarantees granted in the different geographies in which the Group operates have been considered as an integral part of the terms and conditions of the loans granted under the consideration that the guarantees are granted at the same time that the financing is granted to the client and in a way inseparable from it.

Additional adjustments to expected loss measurement

In addition to what is described on individualized and collective estimates of expected losses and macroeconomic estimates, the Group may supplement the expected losses, if it deems it necessary, to collect the effects that may not be included, either by considering additional risk drivers or by the incorporation of sectorial particularities or that may affect a set of operations or borrowers. These adjustments should be temporary, until the reasons that motivated them disappear or materialize.

For this reason, the expected losses have been supplemented with additional amounts that have been considered necessary to collect the particular characteristics of borrowers, sectors or portfolios and that may not be identified in the general process. In order to incorporate those effects that are not included in the impairment models, there are management adjustments to the expected losses which amount to 316 million euros in Spain as of March 31, 2021 (223 million euros as of December 31, 2020). This variation is driven by the use of 57 million euros in the period, as well as the need of an additional provision given the possibility of new extensions in the financing granted or agreements aimed at ensuring business viability.

Maximum credit risk exposure

In accordance with IFRS 7 “Financial Instruments: Disclosures”, the BBVA Group’s credit risk exposure by headings in the balance sheets as of March 31, 2021 and December 31, 2020 is provided below. It does not consider the loss allowances and the availability of collateral or other credit enhancements to guarantee the fulfillment of payment obligations. The details are broken down by the nature of the financial instruments:

P.19

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union. In the event of a discrepancy, the Spanish-language version prevails.

Maximum credit risk exposure (Millions of Euros)
	Notes	March 2021	Stage 1	Stage 2	Stage 3
Financial assets held for trading		69,386

Debt securities	9	24,171

Equity instruments	9	11,518

Loans and advances	9	33,697

Non-trading financial assets mandatorily at fair value through profit or loss		5,488

Loans and advances to customers	10	758

Debt securities	10	317

Equity instruments	10	4,414

Financial assets designated at fair value through profit or loss	11	1,110
Derivatives (trading and hedging)		46,305

Financial assets at fair value through other comprehensive income		72,845

Debt securities		71,562	71,270	292	-

Equity instruments	12	1,255	-	-	-

Loans and advances to credit institutions	12	28	28	-	-

Financial assets at amortized cost		376,020	328,883	32,180	14,957

Loans and advances to central banks		5,472	5,472	-	-

Loans and advances to credit institutions		11,515	11,492	19	4

Loans and advances to customers		322,866	275,918	32,015	14,933

Debt securities		36,166	36,000	145	21

Total financial assets risk		571,154	-	-	-
Total loan commitments and financial guarantees		182,969	168,099	13,947	922

Loan commitments given	28	135,927	126,165	9,533	228

Financial guarantees given	28	11,146	9,508	1,356	283

Other commitments given	28	35,896	32,426	3,058	411
Total maximum credit exposure		754,123

P.20

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union. In the event of a discrepancy, the Spanish-language version prevails.

Maximum credit risk exposure (Millions of Euros)

	Notes	December 2020	Stage 1	Stage 2	Stage 3
Financial assets held for trading		68,075

Debt securities	9	23,970

Equity instruments	9	11,458

Loans and advances	9	32,647
Non-trading financial assets mandatorily at fair value through profit or loss		5,198

Loans and advances to customers	10	709

Debt securities	10	356

Equity instruments	10	4,133

Financial assets designated at fair value through profit or loss	11	1,117
Derivatives (trading and hedging)		46,302

Financial assets at fair value through other comprehensive income		69,537

Debt securities		68,404	67,995	410	-

Equity instruments	12	1,100	-	-	-

Loans and advances to credit institutions	12	33	33	-	-
Financial assets at amortized cost		379,857	334,552	30,607	14,698

Loans and advances to central banks		6,229	6,229	-	-

Loans and advances to credit institutions		14,591	14,565	20	6

Loans and advances to customers		323,252	277,998	30,581	14,672

Debt securities		35,785	35,759	6	20
Total financial assets risk		570,084
Total loan commitments and financial guarantees		179,440	165,726	12,682	1,032

Loan commitments given	28	132,584	124,104	8,214	265

Financial guarantees given	28	10,665	9,208	1,168	290

Other commitments given	28	36,190	32,414	3,300	477
Total maximum credit exposure		749,524

The changes during the period between January 1 and March 31, 2021 and the year ended December 31, 2020 of impaired financial assets (financial assets and guarantees given) are as follows:

Changes in impaired financial assets and guarantees given (Millions of Euros)

	March 2021	December 2020
Balance at the beginning	15,478	16,770

Additions	1,916	9,533

Decreases (*)	(925)	(5,024)
Net additions	991	4,509

Amounts written-off	(794)	(3,603)

Exchange differences and other	(36)	(968)

Discontinued operations	-	(1,230)
Balance at the end	15,639	15,478

(*)

Reflects the total amount of impaired loans derecognized from the condensed consolidated balance sheet throughout the period as a result of mortgage recoveries and real estate assets received in lieu of payment as well as monetary recoveries.

Loss allowances

Below are the changes during the period between January 1 and March 31, 2021 and the year ended December 31, 2020 in the loss allowances recognized on the accompanying consolidated balance sheets to cover the estimated loss allowances in loans and advances of financial assets at amortized cost:

P.21

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union. In the event of a discrepancy, the Spanish-language version prevails.

Changes in loss allowances of loans and advances at amortized cost (Millions of Euros)
	March 2021	December 2020

Balance at the beginning of the period	(12,141)	(12,427)

Increase in loss allowances charged to income	(2,566)	(9,274)

Stage 1	(608)	(1,699)

Stage 2	(629)	(2,169)

Stage 3	(1,330)	(5,407)

Decrease in loss allowances charged to income	1,643	4,381

Stage 1	508	1,485

Stage 2	425	1,077

Stage 3	710	1,818

Transfer to written-off loans, exchange differences and other	857	4,056

Transfer to discontinued operations	-	1,123

Closing balance	(12,207)	(12,141)

7.	Fair value of financial instruments

The criteria and valuation methods used to calculate the fair value of financial assets as of March 31, 2021 do not differ significantly from those included of Note 8 of the consolidated Financial Statements for the year ended December 31, 2020.

The techniques and unobservable inputs used for the valuation of the financial instruments classified in the fair value hierarchy as Level 3, do not significantly differ from those detailed in Note 8 of the consolidated Financial Statements for the year 2020.

The effect on the consolidated income statements and on the consolidated equity, resulting from changing the main assumptions used in the valuation of Level 3 financial instruments for other reasonably possible assumptions, does not differ significantly from that detailed in Note 8 of the consolidated Financial statements for the year 2020.

Below is a comparison of the carrying amount of the Group’s financial instruments in the accompanying consolidated balance sheets and their respective fair values as of March 31, 2021 and December 31, 2020:

Fair value and carrying amount (Millions of Euros)

		March 2021		December 2020

	Notes	Carrying Amount	Fair Value	Carrying Amount	Fair Value

ASSETS

Cash, cash balances at central banks and other demand deposits	8	54,950	54,950	65,520	65,520

Financial assets held for trading	9	101,050	101,050	108,257	108,257

Non-trading financial assets mandatorily at fair value through profit or loss	10	5,488	5,488	5,198	5,198

Financial assets designated at fair value through profit or loss	11	1,110	1,110	1,117	1,117

Financial assets at fair value through other comprehensive income	12	72,771	72,771	69,440	69,440

Financial assets at amortized cost	13	363,754	368,827	367,668	374,267

Hedging derivatives		1,696	1,696	1,991	1,991

LIABILITIES

Financial liabilities held for trading	9	81,253	81,253	86,488	86,488

Financial liabilities designated at fair value through profit or loss	11	9,714	9,714	10,050	10,050

Financial liabilities at amortized cost	20	475,813	477,002	490,606	491,006

Hedging derivatives		2,524	2,524	2,318	2,318

The following table shows the financial instruments in the accompanying consolidated balance sheets, broken down by the measurement technique used to determine their fair value as of March 31, 2021 and December 31, 2020:

P.22

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union. In the event of a discrepancy, the Spanish-language version prevails.

Fair Value of financial Instruments by Levels (Millions of Euros)
	March 2021			December 2020
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
ASSETS-

Cash, cash balances at central banks and other demand deposits	54,794	-	156	65,355	-	165

Financial assets held for trading	30,830	66,784	3,437	32,555	73,856	1,847

Loans and advances	1,108	29,395	3,194	2,379	28,659	1,609

Debt securities	13,053	11,049	69	12,790	11,123	57

Equity instruments	11,448	20	49	11,367	31	60

Derivatives	5,220	26,320	125	6,019	34,043	121
Non-trading financial assets mandatorily at fair value through profit or loss	4,069	346	1,074	3,826	381	992

Loans and advances	204	-	553	210	-	499

Debt securities	-	289	28	4	324	28

Equity instruments	3,864	56	493	3,612	57	465

Financial assets designated at fair value through profit or loss	952	159	-	939	178	-

Debt securities	952	159	-	939	178	-

Financial assets at fair value through other comprehensive income	62,823	9,382	566	60,976	7,866	598

Loans and advances	28	-	-	33	-	-

Debt securities	61,676	9,347	465	59,982	7,832	493

Equity instruments	1,120	35	101	961	34	105

Financial assets at amortized cost	33,819	15,888	319,120	35,196	15,066	324,005

Hedging derivatives	46	1,642	8	120	1,862	8

LIABILITIES-
Financial liabilities held for trading	25,163	54,171	1,919	27,587	58,045	856

Deposits	8,412	28,222	1,443	8,381	23,495	621

Trading derivatives	6,140	25,928	477	7,402	34,046	232

Other financial liabilities	10,611	21	-	11,805	504	3

Financial liabilities designated at fair value through profit or loss	-	8,249	1,465	-	8,558	1,492

Customer deposits	-	873	-	-	902	-

Debt certificates	-	2,515	1,465	-	3,038	1,492

Other financial liabilities	-	4,861	-	-	4,617	-

Financial liabilities at amortized cost	94,943	236,364	145,695	90,839	255,278	144,889

Derivatives – Hedge accounting	44	2,451	29	53	2,250	15

P.23

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union. In the event of a discrepancy, the Spanish-language version prevails.

8.        Cash, cash balances at central banks and other demand deposits

Cash, cash balances at central banks and other demand deposits (Millions of Euros)

	Notes	March 2021	December 2020
Cash on hand		5,970	6,447
Cash equivalent balances at central banks (*)		44,549	53,079
Other financial assets		4,431	5,994
Total	7	54,950	65,520

(*) The variation is mainly due to a decrease in the balances of BBVA, S.A. in Bank of Spain

9.         Financial assets and liabilities held for trading

Financial assets and liabilities held for trading (Millions of Euros)

	Notes	March 2021	December 2020
ASSETS
Derivatives (*)		31,665	40,183
Equity instruments	6.2	11,518	11,458
Debt securities	6.2	24,171	23,970
Loans and advances	6.2	33,697	32,647
Total assets	7	101,050	108,257

LIABILITIES
Derivatives (*)		32,544	41,680
Short positions		10,632	12,312
Deposits		38,077	32,496
Total liabilities	7	81,253	86,488

(*) The variation is mainly due to the evolution of derivatives in BBVA, S.A.

10.        Non-trading financial assets mandatorily at fair value through profit or loss

Non-trading financial assets mandatorily at fair value through profit or loss (Millions of Euros)

	Notes	March 2021	December 2020
Equity instruments	6.2	4,414	4,133
Debt securities	6.2	317	356
Loans and advances to customers	6.2	758	709
Total	7	5,488	5,198

P.24

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union. In the event of a discrepancy, the Spanish-language version prevails.

11.         Financial assets and liabilities designated at fair value through profit or loss

Financial assets and liabilities designated at fair value through profit or loss (Millions of Euros)

	Notes	March 2021	December 2020
ASSETS

Debt securities	6.2 / 7	1,110	1,117

LIABILITIES

Customer deposits		873	902

Debt certificates issued		3,979	4,531

Other financial liabilities: Unit-linked products		4,861	4,617

Total liabilities	7	9,714	10,050

12.         Financial assets at fair value through other comprehensive income

Financial assets at fair value through other comprehensive income (Millions of Euros)

	Notes	March 2021	December 2020

Equity instruments	6.2	1,255	1,100

Debt securities		71,488	68,308

Loans and advances to credit institutions	6.2	28	33

Total	7	72,771	69,440

Of which: loss allowances of debt securities		(74)	(97)

13.         Financial assets at amortized cost

Financial assets at amortized cost (Millions of Euros)

	Notes	March 2021	December 2020

Debt securities		36,108	35,737

Loans and advances to central banks		5,458	6,209

Loans and advances to credit institutions		11,505	14,575

Loans and advances to customers		310,683	311,147

Government		18,923	19,391

Other financial corporations		8,823	9,817

Non-financial corporations		137,157	136,424

Other		145,780	145,515

Total	7	363,754	367,668

Of which: impaired assets of loans and advances to customers (*)		14,933	14,672

Of which: loss allowances of loans and advances (*)		(12,207)	(12,141)

Of which: loss allowances of debt securities		(58)	(48)

(*)	See Note 6.2

P.25

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union. In the event of a discrepancy, the Spanish-language version prevails.

14.         Investments in joint ventures and associates

Joint ventures and associates (Millions of Euros)

	March 2021	December 2020

Joint ventures	151	149

Associates	1,265	1,288

Total	1,416	1,437

15.         Tangible assets

Tangible assets. Breakdown by type (Millions of Euros)

	March 2021	December 2020

Property, plant and equipment	7,490	7,601

For own use	7,195	7,311

Land and Buildings	4,393	4,380

Work in Progress	47	52

Furniture, Fixtures and Vehicles	5,498	5,515

Right to use assets	3,065	3,061

Accumulated depreciation	(5,400)	(5,275)

Impairment	(409)	(422)

Leased out under an operating lease	295	290

Assets leased out under an operating lease	345	345

Accumulated depreciation	(50)	(54)

Impairment	-	-

Investment property	214	222

Building rental	175	198

Other	4	4

Right to use assets	133	123

Accumulated depreciation	(46)	(42)

Impairment	(52)	(60)

Total	7,703	7,823

16.         Intangible assets

Intangible assets (Millions of Euros)

	March 2021	December 2020

Goodwill	896	910

Other intangible assets	1,401	1,435

Total	2,297	2,345

The composition of the balance of this caption of the accompanying condensed consolidated balance sheets, according to the nature of the items that comprise them, is shown below:

Other intangible assets (Millions of Euros)

	March 2021	December 2020

Computer software acquisition expense	1,190	1,202

Other intangible assets with an infinite useful life	9	12

Other intangible assets with a definite useful life	202	221

Total	1,401	1,435

P.26

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union. In the event of a discrepancy, the Spanish-language version prevails.

17.         Tax assets and liabilities

Tax assets and liabilities (Millions of Euros)

	March 2021	December 2020

Tax assets

Current tax assets	942	1,199

Deferred tax assets	15,443	15,327

Total tax assets	16,385	16,526

Tax liabilities

Current tax liabilities	361	545

Deferred tax liabilities	1,841	1,809

Total tax liabilities	2,202	2,355

18.         Other assets and liabilities

Other assets and liabilities: (Millions of Euros)

	March 2021	December 2020

ASSETS

Inventories	517	572

Transactions in progress	81	160

Accruals	859	756

Other items	736	1,025

Total	2,193	2,513

LIABILITIES

Transactions in progress	61	75

Accruals	1,603	1,584

Other items	1,875	1,144

Total	3,540	2,802

19.         Non-current assets and disposal groups classified as held for sale

Non-current assets and disposal groups classified as held for sale. Breakdown by items (Millions of Euros)

	March 2021	December 2020

Foreclosures and recoveries	1,384	1,398

Other assets from tangible assets	501	480

Companies held for sale (*)	87,381	84,792

Accrued amortization (**)	(93)	(89)

Impairment losses	(609)	(594)

Total non-current assets and disposal groups classified as held for sale	88,564	85,987

Companies held for sale (*)	77,653	75,446

Total liabilities included in disposal groups classified as held for sale	77,653	75,446

(*)	The balance corresponds mainly to the sale of the stake in BBVA USA (see Note 3).

(**)	Corresponds to the accumulated depreciation of assets before their classification as “Non-current assets and disposal groups classified as held for sale”.

Assets and liabilities from discontinued operations

As mentioned in Note 1.3 and 3, in 2020 the agreement for the sale of the BBVA subsidiary in the United States was announced. The assets and liabilities corresponding to the companies for sale were reclassified to the headings “Non-current assets and disposal groups classified as held for sale” and “Liabilities included in disposal groups classified as held for sale” of the condensed consolidated balance sheet as of March 31, 2021 and December 31,

P.27

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union. In the event of a discrepancy, the Spanish-language version prevails.

2020; and the earnings of these companies as of March 31, 2021 and 2020 were classified under the heading “Profit (loss) after tax from discontinued operations” of the accompanying condensed consolidated income statements (see Note 1.3).

The condensed consolidated balance sheets as of March 31, 2021 and December 31, 2020, and the condensed consolidated income statements and the condensed consolidated statements of cash flows for the first three months of 2021 and 2020 are provided below:

Condensed consolidated balance sheets of the companies held for sale in the United States subsidiary for the periods ended March 31, 2021 and December 31, 2020

CONDENSED ASSETS (Millions of Euros)
	March 2021	December 2020

Cash, cash balances at central banks and other demand deposits	12,358	11,368

Financial assets held for trading	736	821

Non-trading financial assets mandatorily at fair value through profit or loss	15	13

Financial assets at fair value through other comprehensive income	4,918	4,974

Financial assets at amortized cost	64,589	61,558

Derivatives - hedge accounting	8	9

Tangible assets	827	799

Intangible assets	2,032	1,949

Tax assets	362	360

Other assets	1,477	1,390

Non-current assets and disposal groups classified as held for sale	15	16

TOTAL ASSETS	87,337	83,257

CONDENSED LIABILITIES (Millions of Euros)
	March 2021	December 2020

Financial liabilities held for trading	100	98

Financial liabilities at amortized cost	76,623	73,132

Derivatives - hedge accounting	1	2

Provisions	163	157

Tax liabilities	223	201

Other liabilities	543	492

TOTAL LIABILITIES	77,653	74,082

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) (Millions of Euros)
	March 2021	December 2020

Actuarial gains (losses) on defined benefit pension plans	(71)	(66)

Hedge of net investments in foreign operations (effective portion)	(432)	(432)

Foreign currency translation	1,223	801

Hedging derivatives. Cash flow hedges (effective portion)	222	250

Fair value changes of debt instruments measured at fair value through other comprehensive income	58	70

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	1,000	622

P.28

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union. In the event of a discrepancy, the Spanish-language version prevails.

Condensed consolidated income statements of companies held for sale in the United States subsidiary for the periods ended March 31, 2021 and 2020

CONDENSED INCOME STATEMENTS (Millions of Euros)
	March 2021	March 2020

Interest and other income	595	722

Interest expense	(37)	(190)

NET INTEREST INCOME	558	532

Dividend income	1	1

Fee and commission income	163	181

Fee and commission expense	(48)	(48)

Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	(2)	24

Gains (losses) on financial assets and liabilities held for trading, net	29	41

Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	1	1

Gains (losses) from hedge accounting, net	(1)	7

Exchange differences, net	(4)	(23)

Other operating income	5	5

Other operating expense	(16)	(17)

GROSS INCOME	687	706

Administration costs	(387)	(388)

Depreciation and amortization	(47)	(52)

Provisions or reversal of provisions	4	(13)

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(24)	(411)

NET OPERATING INCOME	233	(158)

Impairment or reversal of impairment on non-financial assets	-	(2,084)

Gains (losses) on derecognition of non-financial assets and subsidiaries, net	(1)	-

Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	1	-

PROFIT (LOSS) BEFORE TAX FROM CONTINUING OPERATIONS	232	(2,242)

Tax expense or income related to profit or loss from continuing operations	(55)	18

PROFIT (LOSS) AFTER TAX FROM CONTINUING OPERATIONS	177	(2,224)

Profit (loss) after tax from discontinued operations	-	-
PROFIT (LOSS) FOR THE PERIOD	177	(2,224)

ATTRIBUTABLE TO MINORITY INTEREST (NON-CONTROLLING INTEREST)	-	-
ATTRIBUTABLE TO OWNERS OF THE PARENT	177	(2,224)

Condensed consolidated statements of cash flows of companies held for sale in the United States subsidiary for the periods ended March 31, 2021 and 2020

CONDENSED STATEMENTS OF CASH FLOWS (Millions of Euros)
	March 2021	March 2020

A) CASH FLOWS FROM OPERATING ACTIVITIES	531	(1,051)

B) CASH FLOWS FROM INVESTING ACTIVITIES	(29)	(29)

C) CASH FLOWS FROM FINANCING ACTIVITIES	(15)	(18)

D) EFFECT OF EXCHANGE RATE CHANGES	503	112

(INCREASE/DECREASE) NET CASH AND CASH EQUIVALENTS (A+B+C+D)	990	(986)

P.29

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union. In the event of a discrepancy, the Spanish-language version prevails.

20.	Financial liabilities at amortized cost

20.1	Breakdown of the balance

Financial liabilities measured at amortized cost (Millions of Euros)

	Notes	March 2021	December 2020
Deposits		405,187	415,467
Deposits from central banks		50,156	45,177
Demand deposits		133	163
Time deposits and other		42,232	38,274
Repurchase agreements		7,791	6,740
Deposits from credit institutions		23,967	27,629
Demand deposits		10,251	7,196
Time deposits and other		8,938	16,079
Repurchase agreements		4,779	4,354
Customer deposits		331,064	342,661
Demand deposits		260,988	266,250
Time deposits and other		69,298	75,666
Repurchase agreements		778	746
Debt certificates		57,418	61,780
Other financial liabilities		13,208	13,358
Total	7	475,813	490,606

The amount recorded in Deposits from central banks - Time deposits includes the provisions of the TLTRO III facilities of the European Central Bank, mainly BBVA S.A. amounting to €38,692 and €35,032 million as of March 31, 2021 and December 31, 2020, respectively.

The positive remuneration currently being generated by the drawdowns of the TLTRO III facilities is recorded under the heading of “Interest income and other similar income – other income” in the condensed consolidated income statements and amounts to €88 million and €23 million as of March 31, 2021 and 2020 (see Note 29.1).

P.30

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union. In the event of a discrepancy, the Spanish-language version prevails.

20.2	Debt certificates

Debt certificates (Millions of Euros)
	March 2021	December 2020

In Euros	37,962	42,462
Promissory bills and notes	655	860

Non-convertible bonds and debentures	14,363	14,538

Covered bonds (*)	11,502	13,274

Hybrid financial instruments (**)	417	355

Securitization bonds	2,362	2,538

Wholesale funding	370	2,331

Subordinated liabilities	8,293	8,566

Convertible perpetual certificates	4,500	4,500

Non-convertible preferred stock	-	159

Other non-convertible subordinated liabilities	3,793	3,907

In foreign currencies	19,454	19,318
Promissory bills and notes	1,100	1,024

Non-convertible bonds and debentures	8,465	8,691

Covered bonds (*)	219	217

Hybrid financial instruments (**)	1,172	455

Securitization bonds	3	4

Wholesale funding	1,091	1,016

Subordinated liabilities	7,404	7,911

Convertible perpetual certificates	1,709	1,633

Non-convertible preferred stock	-	35

Other non-convertible subordinated liabilities	5,695	6,243
Total	57,418	61,780

(*)	Including mortgage-covered bonds.

(**)	Corresponds to structured note issuance whose underlying risk is different from the underlying risk of the derivative.

Most of the foreign currency issues are denominated in U.S. dollars.

20.3	Other financial liabilities

Other financial liabilities (Millions of Euros)
	March 2021	December 2020
Lease liabilities	2,623	2,674

Creditors for other financial liabilities	2,943	2,408

Collection accounts	2,623	3,276

Creditors for other payment obligations	5,019	5,000
Total	13,208	13,358

P.31

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union. In the event of a discrepancy, the Spanish-language version prevails.

21.	Assets and liabilities under insurance and reinsurance contracts

As of March 31, 2021 and December 31, 2020, the balance under the heading “Assets under reinsurance and insurance contracts” in the accompanying condensed consolidated balance sheets amounted to €294 million and €306 million, respectively.

Liabilities under insurance and reinsurance contracts (Millions of Euros)
	March 2021	December 2020
Mathematical reserves	9,018	8,731
Provision for unpaid claims reported	667	672
Provisions for unexpired risks and other provisions	641	548
Total	10,325	9,951

22.	Provisions

Provisions. Breakdown by concepts (Millions of Euros)
	March 2021	December 2020
Provisions for pensions and similar obligations	4,144	4,272
Other long term employee benefits	41	49
Provisions for taxes and other legal contingencies	625	612
Provisions for contingent risks and commitments	739	728
Other provisions (*)	423	479
Total	5,971	6,141

(*)	Provisions or contingencies individually no significant, for various concepts in different geographies.

23.	Pension and other post-employment commitments

The Group sponsors defined-contribution plans for the majority of its active employees, with the plans in Spain and Mexico being the most significant. Most of the defined benefit plans are for individuals already retired, and are closed to new employees, the most significant being those in Spain, Mexico and Turkey. In Mexico, the Group provides post-retirement medical benefits to a closed group of employees and their family members, both active service and in retirees.

The amounts relating to post-employment benefits charged to the profit and loss account and other comprehensive income are as follows:

Condensed consolidated income statement impact (Millions of Euros)
	Notes	March 2021	March 2020
Interest expense	29.2	5	6
Personnel expense		30	32
Defined contribution plan expense	35.1	19	20
Defined benefit plan expense	35.1	11	11
Provisions , net	37	103	106
Total: expense (income)		138	143

24.	Capital

As of March 31, 2021 and December 31, 2020, BBVA’s share capital amounted to €3,267,264,424.20 divided into 6,667,886,580 fully subscribed and paid-up registered shares, all of the same class and series, at €0.49 par value each, represented through book-entry accounts. All of the Bank´s shares carry the same voting and dividend rights, and no single stockholder enjoys special voting rights. Each and every share is part of the Bank’s capital.

25.	Retained earnings and other reserves

P.32

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union. In the event of a discrepancy, the Spanish-language version prevails.

Retained earnings and other reserves (Millions of Euros)
	March 2021	December 2020

Retained earnings	31,799	30,508

Other reserves	(231)	(164)
Total	31,568	30,344

26.         Accumulated other comprehensive income

Accumulated other comprehensive income (Millions of Euros)
	March 2021	December 2020
Items that will not be reclassified to profit or loss	(2,670)	(2,815)
Actuarial gains (losses) on defined benefit pension plans	(1,480)	(1,474)

Non-current assets and disposal groups classified as held for sale	(71)	(65)

Fair value changes of equity instruments measured at fair value through other comprehensive income	(1,100)	(1,256)

Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk	(19)	(21)

Items that may be reclassified to profit or loss	(12,048)	(11,541)

Hedge of net investments in foreign operations (effective portion)	(97)	(62)

Of which: Mexican peso	(450)	(362)

Of which: Turkish lira	369	317

Of which: other exchanges	(17)	(18)

Foreign currency translation	(14,229)	(14,185)

Of which: US Dollar	(10)	(16)

Of which: Mexican peso	(5,026)	(5,220)

Of which: Turkish lira	(5,202)	(4,960)

Of which: Argentine peso	(1,201)	(1,247)

Of which: Venezuela Bolívar	(1,858)	(1,860)

Of which: other exchanges	(932)	(882)

Hedging derivatives. Cash flow hedges (effective portion)	(360)	10

Fair value changes of debt instruments measured at fair value through other comprehensive income	1,580	2,069

Non-current assets and disposal groups classified as held for sale (*)	1,071	644

Share of other recognized income and expense of investments in subsidiaries, joint ventures and associates	(13)	(17)
Total	(14,718)	(14,356)

(*) Corresponds mainly to BBVA S.A.

The balances recognized under these headings are presented net of tax.

P.33

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union. In the event of a discrepancy, the Spanish-language version prevails.

27.         Non-controlling interest

Non-controlling interests: breakdown by subgroups (Millions of Euros)

	March 2021	December 2020

Garanti BBVA	3,589	3,692

BBVA Peru	1,171	1,171

BBVA Argentina	438	416

BBVA Colombia	69	70

BBVA Venezuela	69	65

Other entities	59	56
Total	5,396	5,471
Profit attributable to non-controlling interests (Millions of Euros)
	March 2021	March 2020

Garanti BBVA	196	133

BBVA Peru	34	35

BBVA Argentina	1	2

BBVA Colombia	2	-

BBVA Venezuela	3	-

Other entities	1	2
Total	237	172

28.         Commitments and guarantees given

Commitments and guarantees given (Millions of Euros)
	Notes	March 2021	December 2020

Loan commitments given	6.2	135,927	132,584

Financial guarantees given	6.2	11,146	10,665

Other commitments given	6.2	35,896	36,190
Total	6.2	182,969	179,440

29.         Net interest income

29.1       Interest and other income

Interest and other income. Breakdown by origin (Millions of Euros)
	March 2021	March 2020
Financial assets held for trading	262	420

Financial assets designated at fair value through profit or loss	1	1

Financial assets at fair value through other comprehensive income	389	367

Financial assets at amortized cost	4,407	5,283

Insurance activity	312	308

Adjustments of income as a result of hedging transactions	(37)	(23)

Other income (*)	150	70
Total	5,483	6,425

(*)	As of March 31, 2021 the amount includes accrued interest following TLTRO III transactions (see Note 20.1).

P.34

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union. In the event of a discrepancy, the Spanish-language version prevails.

29.2       Interest expense

Interest expense. Breakdown by origin (Millions of Euros)

	Notes	March 2021	March 2020

Financial liabilities held for trading		330	213

Financial liabilities designated at fair value through profit or loss		17	18

Financial liabilities at amortized cost		1,475	1,955

Adjustments of expense as a result of hedging transactions		(112)	(67)

Insurance activity		241	225

Cost attributable to pension funds	23	5	6

Other expense		76	51
Total		2,033	2,402

30.         Dividend income

Dividend income. Breakdown by heading (Millions of Euros)
	March 2021	March 2020

Non-trading financial assets mandatorily at fair value through profit or loss	3	1

Financial assets at fair value through other comprehensive income	3	4
Total	6	5

31.         Fee and commission income and expense

Fee and commission income. Breakdown by origin (Millions of Euros)

	March 2021	March 2020

Bills receivables	5	10

Demand accounts	100	91

Credit and debit cards and ATMs	560	609

Checks	31	41

Transfers and other payment orders	150	158

Insurance product commissions	56	39

Loan commitments given	54	46

Other commitments and financial guarantees given	88	92

Asset management	292	289

Securities fees	95	99

Custody securities	37	38

Other fees and commissions	140	158
Total	1,609	1,668

Fee and commission expense. Breakdown by origin (Millions of Euros)

	March 2021	March 2020

Demand accounts	1	2

Credit and debit cards	295	359

Transfers and other payment orders	26	23

Commissions for selling insurance	12	13

Custody securities	11	15

Other fees and commissions	130	132
Total	476	544

P.35

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union. In the event of a discrepancy, the Spanish-language version prevails.

32.         Gains (losses) on financial assets and liabilities, hedge accounting and exchange differences, net

Gains (losses) on financial assets and liabilities, hedge accounting and exchange differences, net. Breakdown by heading (Millions of Euros)

	March 2021	March 2020

Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	122	64

Financial assets at amortized cost	5	2

Other financial assets and liabilities	117	62

Gains (losses) on financial assets and liabilities held for trading, net	114	(39)

Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	120	16

Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	153	236

Gains (losses) from hedge accounting, net	(25)	16

Subtotal gains (losses) on financial assets and liabilities	483	292

Exchange differences, net	99	252

Total	581	544

Gains (losses) on financial assets and liabilities. Breakdown by nature of the financial instrument (Millions of Euros)

	March 2021	March 2020

Debt instruments	149	191

Equity instruments	763	(1,935)

Trading derivatives and hedge accounting	(694)	1,799

Loans and advances to customers	46	56

Customer deposits	32	-

Other	187	181

Total	483	292

33.         Other operating income and expense

Other operating income (Millions of Euros)

	March 2021	March 2020

Gains from sales of non-financial services	68	73

Hyperinflation adjustment	38	21

Other operating income	36	39

Total	142	133

Other operating expense (Millions of Euros)

	March 2021	March 2020

Change in inventories	32	35

Contributions to guaranteed banks deposits funds	105	107

Hyperinflation adjustment	134	88

Other operating expense	118	121

Total	388	351

P.36

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union. In the event of a discrepancy, the Spanish-language version prevails.

34.         Income and expense from insurance and reinsurance contracts

Income and expense from insurance and reinsurance contracts (Millions of Euros)

	March 2021	March 2020

Income from insurance and reinsurance contracts	757	782

Expense from insurance and reinsurance contracts	(522)	(475)

Total	236	307

35.         Administration costs

35.1         Personnel expense

Personnel expense (Millions of Euros)

	Notes	March 2021	March 2020

Wages and salaries		909	971

Social security costs		169	180

Defined contribution plan expense	23	19	20

Defined benefit plan expense	23	11	11

Other personnel expense		77	90

Total		1,184	1,272

35.2         Other administrative expense

Other administrative expense. Breakdown by main concepts (Millions of Euros)

	March 2021	March 2020

Technology and systems	289	281

Communications	41	43

Advertising	51	61

Property, fixtures and materials	98	115

Taxes other than income tax	109	101

Surveillance and cash courier services	41	43

Other expense	183	216

Total	812	860

36.         Depreciation and amortization

Depreciation and amortization (Millions of Euros)

	March 2021	March 2020

Tangible assets	187	211

For own use	108	124

Right-of-use assets	78	87

Investment properties and other	1	1

Intangible assets	122	134

Total	309	345

P.37

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union. In the event of a discrepancy, the Spanish-language version prevails.

37.         Provisions or reversal of provisions

Provisions or reversal of provisions (Millions of Euros)

	Notes	March 2021	March 2020

Pensions and other post-employment defined benefit obligations	23	103	106

Commitments and guarantees given		11	18

Pending legal issues and tax litigation		41	158

Other provisions		(4)	18

Total		151	300

38.         Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification (Millions of Euros)

	March 2021	March 2020

Financial assets at fair value through other comprehensive income - Debt securities	(3)	43

Financial assets at amortized cost (*)	927	2,121

Of which: recovery of written-off assets	(91)	(89)

Total	923	2,164

(*)	As of March 31, 2020, the amount includes mainly the negative impact of the update of the macroeconomic scenario following the COVID-19 pandemic.

39.         Impairment or reversal of impairment on non-financial assets

Impairment or reversal of impairment on non-financial assets (Millions of Euros)

	March 2021	March 2020

Tangible assets	(3)	26

Intangible assets	3	–

Others	–	(4)

Total	–	22

40.         Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations

Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations (Millions of Euros)

	March 2021	March 2020

Gains on sale of real estate	(12)	19

Impairment of non-current assets held for sale	(17)	(28)

Gains (losses) on sale of investments classified as non-current assets held for sale (*)	11	–

Total	(18)	(9)

(*)	The variation in year 2021 is mainly due to the transfer of half plus one share to BBVA Allianz Seguros y Reaseguros, S.A. (see Note 3).

P.38

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union. In the event of a discrepancy, the Spanish-language version prevails.

41.         Subsequent events

On April 13, 2021, BBVA informed the employees’ legal representatives about its intention to initiate a procedure for collective redundancies within BBVA, S.A. in Spain, which will affect both the headquarters and the branch network.

The Annual General Meeting of BBVA held on April 20, 2021, approved, under item 3 of the Agenda, the cash distribution in the amount of €0.059 gross (€0.0478 net of withholding tax) per share against the share premium account as shareholder remuneration in relation to the Group’s result in the 2020 financial year, paid to shareholders on April 29, 2021 (see Note 4).

From April 1, 2021 to the date of preparation of these condensed interim consolidated Financial Statements, no subsequent events requiring disclosure in these condensed interim consolidated Financial Statements have taken place that significantly affect the Group’s earnings or its consolidated equity position.

42.         Explanation added for translation into English

These accompanying condensed interim consolidated Financial Statements are presented on the basis of IFRS, as adopted by the European Union. Certain accounting practices applied by the Group that conform to EU-IFRS may not conform to other generally accepted accounting principles.

P.39

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union. In the event of a discrepancy, the Spanish-language version prevails.

Appendices

P.40

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union. In the event of a discrepancy, the Spanish-language version prevails.

APPENDIX I. Condensed balance sheets and income statements of Banco Bilbao Vizcaya Argentaria, S.A.

BBVA, S.A. - Condensed balance sheets (Millions of Euros)

ASSETS	March 2021	December 2020(*)

Cash, cash balances at central banks and other demand deposits	30,927	44,107
Financial assets held for trading	83,199	87,677
Non-trading financial assets mandatorily at fair value through profit or loss	435	409
Financial assets at fair value through other comprehensive income	40,156	37,528
Financial assets at amortized cost	224,528	225,914
Derivatives - hedge accounting	844	1,011
Fair value changes of the hedged items in portfolio hedges of interest rate risk	33	51
Joint ventures, associates and unconsolidated subsidiaries	18,368	18,380
Tangible assets	3,829	3,915
Intangible assets	835	840
Tax assets	12,387	12,764
Other assets	2,504	2,837
Non-current assets and disposal groups classified as held for sale	10,431	9,978
TOTAL ASSETS	428,476	445,411

LIABILITIES	March 2021	December 2020(*)

Financial liabilities held for trading	66,992	69,514
Financial liabilities designated at fair value through profit or loss	2,866	3,267
Financial liabilities at amortized cost	315,561	331,189
Hedging derivatives	1,947	1,510
Provisions	4,367	4,449
Tax liabilities	1,088	1,071
Other liabilities	2,163	1,543
TOTAL LIABILITIES	394,985	412,543

SHAREHOLDERS’ FUNDS	34,842	33,992

Capital	3,267	3,267
Share premium	23,992	23,992
Other equity	21	34
Retained earnings	6,567	8,859
Other reserves	42	31
Less: Treasury shares	(20)	(9)
Profit or loss of the period	972	(2,182)
Less: Interim dividends	-	-
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	(1,352)	(1,124)
TOTAL EQUITY	33,491	32,867
TOTAL EQUITY AND TOTAL LIABILITIES	428,476	445,411

MEMORANDUM	March 2021	December 2020(*)

Loan commitments given	82,226	80,959
Financial guarantees given	9,455	8,745
Other commitments given	25,725	25,711

(*)	Presented for comparison.

P.41

Translation of the Interim Consolidated Financial Statements originally issued in Spanish and prepared in accordance with IAS 34, as adopted by the European Union. In the event of a discrepancy, the Spanish-language version prevails.

APPENDIX I. Condensed balance sheets and income statements of Banco Bilbao Vizcaya Argentaria, S.A.

BBVA, S.A. - Condensed income statements (Millions of Euros)

	March 2021	March 2020(*)

Interest income	1,076	1,197

Interest expense	(227)	(348)

NET INTEREST INCOME	849	849

Dividend income	240	683

Fee and commission income	573	567

Fee and commission expense	(94)	(100)

Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	61	13

Gains (losses) on financial assets and liabilities held for trading, net	119	320

Gains (losses) on on-trading financial assets mandatorily at fair value through profit or loss	42	(16)

Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	43	(99)

Gains (losses) from hedge accounting, net	(20)	12

Exchange differences, net	8	(80)

Other operating income	42	37

Other operating expense	(36)	(39)

GROSS INCOME	1,826	2,147

Administration costs	(909)	(924)

Depreciation and amortization	(160)	(165)

Provisions or reversal of provisions	(157)	(240)

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss	(183)	(664)

NET OPERATING INCOME	418	154

Impairment or reversal of impairment of investments in subsidiaries, joint ventures and associates	(33)	(303)

Impairment or reversal of impairment on non-financial assets	4	(26)

Gains (losses) on derecognition of non-financial assets and subsidiaries, net	1	-

Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	174	(12)

OPERATING PROFIT BEFORE TAX	563	(186)

Tax expense or income related to profit or loss from continuing operations	(61)	143

PROFIT (LOSS) FROM CONTINUING OPERATIONS	502	(44)

Profit from discontinued operations , net	471	(1,472)

PROFIT (LOSS)	972	(1,515)

(*)	Presented for comparison purposes only.

This Appendix is an integral part of Note 1.7 of the condensed interim consolidated financial statements corresponding to the three-month period ended March 31, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: June 2, 2021	By: /s/ Jaime Sáenz de Tejada Pulido

Name: Jaime Sáenz de Tejada Pulido

Title: Chief Financial Officer